UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): January 11, 2024

ARCUTIS BIOTHERAPEUTICS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-39186	81-2974255
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)
3027 Townsgate Road, Suite 300
Westlake Village, CA 91361
(Address of principal executive offices, including Zip Code)
Registrant’s telephone number, including area code: (805) 418-5006
N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ARQT	The Nasdaq Global Select Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter). Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.
On January 11, 2024, Arcutis Biotherapeutics, Inc. (the “Company”) announced that certain eligible employees and consultants will be invited to participate in a voluntary, one-time opportunity to exchange certain outstanding eligible options to purchase shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), for a lesser number of new restricted stock units (“RSUs”) pursuant to an option exchange program (the “Option Exchange”). The Company is pursuing this initiative as part of its continued efforts to retain top tier talent, and in recognition that its employees and consultants value their equity holdings in the Company. An objective of the Company’s equity incentive programs has been, and continues to be, to align the interests of employees and consultants with those of the Company’s stockholders, and the Company believes that the Option Exchange is an important component its efforts to achieve that goal. The Company views equity as a meaningful component of its compensation philosophy and strives to remain competitive in its compensation offerings to employees.
Only eligible options may be exchanged in the Option Exchange. For these purposes “eligible options” are expected to be those options that:
•are held by an employee or consultant of the Company or its subsidiaries as of the date of grant for the replacement RSU award, which is expected to be the offer expiration date; and
•have a per share exercise price equal to or greater than $10.00 (the “Minimum Exercise Price”).
Options held by an individual who is not an employee or consultant of the Company or its subsidiaries as of the date of grant for the replacement RSU award or having an exercise price less than the Minimum Exercise Price will not be eligible to be exchanged in the Option Exchange. Further, participants in the Option Exchange may exchange all or none of each eligible option grant. Partial exchanges of a grant are not permitted.
Individuals will be eligible to participate in the Option Exchange only if they:
•are an employee or consultant of the Company or any of its subsidiaries on the date the Option Exchange commences and remain an employee or consultant, as applicable, through the date of grant for the replacement RSU award; and
•hold at least one eligible option as of the expiration date of the Option Exchange.
The exchange ratios in the Option Exchange will represent the number of shares of Common Stock underlying an eligible option that a participant must surrender in order to receive one RSU underling a replacement RSU award and will vary based on the exercise price. The table below sets forth the expected exchange ratios to be used based on the exercise prices of eligible options:

Exercise Price ($/share)	Ratio of Shares Subject to Eligible Options Surrendered to RSUs Underlying Replacement RSU Award to be Granted

$10.00 - $19.99	2 to 1

$20.00 - $27.49	2.5 to 1

>= $27.50	3 to 1

The newly issued RSUs are expected to vest based on continued employment by or continued service as a consultant with the Company in accordance with the following table based on the date of grant of the related eligible option:

Grant Date of Related Eligible Option	Replacement RSU Award Vesting Schedule

<= 12/31/2020	1/4th on each of the first four quarterly anniversaries of February 1, 2024 (i.e., starting May 1, 2024)

1/1/2021 - 12/31/2022	1/8th on each of the first eight quarterly anniversaries of February 1, 2024 (i.e., starting May 1, 2024)

>= 1/1/2023	1/12th on each of the first twelve quarterly anniversaries of February 1, 2024 (i.e., starting May 1, 2024)
Certain terms of the Option Exchange are still being finalized. The terms of the Option Exchange have been approved by the Company’s board of directors and will be announced in a Tender Offer Statement on Schedule TO in connection with the commencement of the Option Exchange.
Attached as Exhibit 99.1 and incorporated by reference herein is a written communication regarding the proposed Option Exchange that was shared with Company employees and consultants on January 11, 2024. The communication does not constitute an offer to holders of the Company’s outstanding options to exchange those options for RSUs.
The Option Exchange has not yet commenced and will only be made pursuant to the terms and conditions set forth in the Tender Offer Statement on Schedule TO, including the Offer to Exchange, and other related materials filed with the Securities and Exchange Commission (the “SEC”) and sent to eligible participants. Subject to the filing of such materials with the SEC, the Option Exchange is expected to begin on January 16, 2024 and expire at 8:59 pm Pacific Time on February 12, 2024. At the time the Option Exchange begins, the Company will provide eligible participants with written materials explaining the terms of the Option Exchange. Eligible participants should read these written materials carefully when they become available because they will contain important information about the Option Exchange. The Company will also file these written materials with the SEC as part of a Tender Offer Statement on Schedule TO upon commencement of the Option Exchange. These materials will be available free of charge at www.sec.gov or by contacting the Company at 3027 Townsgate Road, Suite 300, Westlake Village, CA 91361.
This filing and the exhibits incorporated by reference herein include forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding the Company’s expectations regarding the Option Exchange and the timing, terms, conditions and scope thereof. Forward-looking statements are subject to known and unknown risks and uncertainties. All information provided herein is as of the date hereof, and we undertake no duty to update this information unless required by law.
Item 9.01 Financial Statements and Exhibits.
(d) Exhibits

Exhibit Number	Description
99.1	Communication to Eligible Participants
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCUTIS BIOTHERAPEUTICS, INC.

Date: January 11, 2024	By:	/s/ Todd Franklin Watanabe
Todd Franklin Watanabe
President and Chief Executive Officer